EXHIBIT 21.1

Subsidiaries of Eightco Holdings Inc

Subsidiary	Type	State / Foreign Jurisdiction

Ferguson Containers, Inc.	C Corporation	New Jersey

Blockhiro, LLC	LLC	Nevada

CW Machines, LLC	LLC	Nevada

Cryptyde Shared Services, LLC	LLC	Nevada

Forever 8 Fund, LLC	LLC	Delaware

F8 Fund EU Holding B.V.	Foreign Corporation	Holland

F8 Fund EU BV	Foreign Corporation	Holland

Forever 8 UK Ltd	Foreign Corporation	United Kingdom